2019 Statement of Cash Flow

BIG BEAR CAFE

1/1/2019 to 12/31/2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	60,510
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Sales Recievable	-6,715
Accounts Payable	4,353
Annual Depreciation	20,253
Additional Annual Depreciation	13,534
Rent Reconciliation	
Property Tax Deduction	8,607
Mortgage Interest Deduction	11,129
Deduction for Fees Associated w/Property Interest	42,454
Disallowed Rental Expenses for Owner Occupied Building	-106,086
Total Rent Reconciliation	-43,896
Total Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	**-12,471**
Net Cash Provided by Operating Activities	**48,039**
INVESTING ACTIVITIES	
Equipment and Leasehold Improvements	-35,130
Owner Investment (or Withdrawal)	89,122
Net Cash Provided by Investing Activities	**89,122**
FINANCING ACTIVITIES	
Square Loan Principal Increase (or Decrease)	-87,542
Total Financing Activities	**-87,542**
NET CASH INCREASE FOR PERIOD	**14,489**
Cash at Beginning of Period	53,347
CASH AT END OF PERIOD	**67,836**